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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                     (NAMES OF PERSON(S) FILING STATEMENT)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  320862 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                MR. EDWARD SOULE
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                     FIRST OF MICHIGAN CAPITAL CORPORATION
                       100 RENAISSANCE CENTER, 26TH FLOOR
                            DETROIT, MICHIGAN 48243
                                 (313) 259-2600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                              JOHN F. MARVIN, ESQ.
                            LEONARD W. JURDEN, ESQ.
                             DAVID M. STAKER, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                          4520 MAIN STREET, SUITE 1100
                          KANSAS CITY, MISSOURI 64113
                                 (816)932-4400

________________________________________________________________________________

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 ('Schedule 14D-9' or this 'Statement') relates to an offer by FMCC Acquisition Corp., a Delaware corporation (the 'Purchaser') and a direct wholly owned subsidiary of Fahnestock & Co. Inc., a New York corporation ('Fahnestock'), itself a direct wholly owned subsidiary of Fahnestock Viner Holdings Inc., an Ontario corporation ('Holdings'), to purchase all of the Shares (as defined below) of First of Michigan Capital Corporation, a Delaware corporation (the 'Company'). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase (as defined below).

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is First of Michigan Capital Corporation, a Delaware corporation (the 'Company'). The address of the Company's principal executive offices is 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243. The title of the class of securities to which this Schedule 14D-9 relates is the Company's common stock, par value $.10 per share (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by the Purchaser disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the 'Commission') on June 18, 1997, as amended by Amendment No. 1 thereto filed with the Commission on July 1, 1997 (the 'Schedule 14D-1') to purchase all of the outstanding Shares at a price of $15.00 per share, net to the sellers in cash (such price being referred to herein as the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997, as amended and supplemented by the Supplement relating thereto, dated July 1, 1997 (collectively, the 'Offer to Purchase') and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the 'Offer'), which are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

     The Offer is being made as part of the Purchaser's plan to acquire all of the outstanding Shares. Pursuant to a Securities Purchase Agreement, dated as of June 11, 1997 (the 'Purchase Agreement'), between Purchaser and DST Systems, Inc. ('DST') and 1888 Limited Partnership ('1888' and together with DST, the 'Sellers'), Purchaser agreed to purchase from Sellers an aggregate of 1,418,351 Shares (the 'Sellers Shares'), representing approximately 53% of the outstanding Shares on a fully diluted basis, for a purchase price of $15.00 per share, net to the Sellers in cash (the 'Sellers Shares Purchase Price'), subject to expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), the receipt of necessary regulatory approvals and certain other conditions described below. Pursuant to a Tender Offer Agreement, dated as of June 11, 1997 (as amended by that certain letter agreement dated June 17, 1997 among Purchaser, the Company and the Sellers, the 'Tender Offer Agreement'), Purchaser agreed to commence the Offer on the terms and subject to the conditions described therein.

     The Company has been advised that the waiting period under the HSR Act terminated on June 25, 1997.

     Based on information contained in the Schedule 14D-1 and the Offer to Purchase, the principal executive offices of the Purchaser are located at 110 Wall Street, New York, New York 10005.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b) or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates.

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     (1) Arrangements with the Company, its Executive Officers, Directors or
Affiliates.

Shobe Agreement

     The Company entered into an employment agreement with Mark Shobe dated as of May 13, 1997 (the 'Shobe Agreement') for a two year term commencing May 19, 1997. Mr. Shobe is to be paid a base salary of $200,000 per year plus certain specified bonuses if certain performance goals are achieved.

     In the event of Mr. Shobe's death or disability (as defined in the Shobe Agreement) during the term of such agreement or his termination by the Company for cause (as defined therein), the Company will not be obligated to make any further payments under the Shobe Agreement. If Mr. Shobe terminates such agreement as a result of a material breach by the Company, he will continue to receive his base compensation through the end of the term of the agreement. If Mr. Shobe is terminated by the Company other than for cause (as defined in the Shobe Agreement) or other than as a result of a Change of Control (as defined in the Shobe Agreement) he is entitled to receive a payment of $600,000 less the aggregate amount of all payments made to him under the Shobe Agreement.

     If Mr. Shobe is not given the opportunity to remain employed by the Company or a surviving entity in the same or equivalent position following a Change of Control of the Company (as defined in the Shobe Agreement) during the term of the agreement, he is entitled to a payment of $400,000 plus medical benefits for the remainder of the term of such agreement.

Soule Bonus Compensation

     The Compensation/Stock Option Committee of the Board of Directors has authorized the Company to pay to Edward Soule ('Soule'), Chairman of the Board, a special bonus in the amount of $100,000 to compensate him for extraordinary service rendered to the Company beyond his original commitment and to encourage him to remain as Chairman and to assist the Company in the resolution of its management difficulties through a business combination or acquisition. Such bonus is to be paid to Mr. Soule at such time as the then members of the Compensation/Stock Option Committee no longer serve in such capacity, but not later than July 31, 1997.

Indemnification

     Section 145 of the Delaware General Corporation Law (the 'DGCL') empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director actually and reasonably incurred.

     In accordance with Section 102(b)(7) of the DGCL, the Company's Restated Certificate of Incorporation (the 'Charter') and By-laws (the 'By-laws') contain provisions limiting the personal liability of the directors of the Company for violations of their fiduciary duty. Article Ninth of the Company's Charter and Article Thirteenth of the Company's By-laws provide for the indemnification of officers and directors of the Company and the advancement of expenses incurred by such officers or directors in relation to any action, suit or proceeding to the fullest extent permitted by the DGCL. These provisions eliminate a director's liability to the Company or its stockholders for monetary

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damages except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     The Company also has in effect insurance policies providing both directors' and officers' liability coverage and corporation reimbursement coverage. Under the terms of the Tender Offer Agreement described in Item 3(b) of this Schedule 14D-9, Purchaser has agreed to maintain this coverage in effect for a period of two years following completion of the Offer, subject to certain limitations regarding cost and availability.

     Additional information with respect to certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's executive officers, directors and affiliates is set forth in Annex A to this Schedule 14D-9 and incorporated herein by reference.

     (2) Arrangements with Purchaser, its Executive Officers, Directors or Affiliates.

     The following are summaries of certain provisions of: (i) the Purchase Agreement; (ii) the Tender Offer Agreement; (iii) the Sellers Escrow Agreement, dated as of June 11, 1997 (the 'Sellers Escrow Agreement'), among Sellers, Purchaser and The Bank of New York, as escrow agent (the 'Escrow Agent'); (iv) the Tender Escrow Agreement, dated as of June 11, 1997 (the 'Tender Escrow Agreement'), among Purchaser, the Company and the Escrow Agent; (v) the Confidential Disclosure and Standstill Agreement, dated as of June 6, 1997 (the 'Confidentiality Agreement'), between Holdings and the Company; and (vi) the Memorandum of Understanding, dated June 11, 1997 (the 'Memorandum'), between the Board of Directors of the Company and Purchaser. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements which are filed as Exhibits (c)(1), (c)(3)(i) and (ii),
(c)(2), (c)(4), (c)(5) and (c)(6), respectively, to this Schedule 14D-9, each of which is hereby incorporated herein by reference.

The Purchase Agreement

     Purchase of Sellers Shares. Under the terms of the Purchase Agreement, Purchaser agreed to purchase the Sellers Shares from the Sellers (representing approximately 53% of the outstanding Shares on a fully diluted basis) for a purchase price of $15.00 per share, net to the Sellers in cash.

     Conditions. The obligations of Sellers to sell and of Purchaser to purchase the Sellers Shares are subject to the fulfillment or waiver of certain conditions relating to (i) expiration or termination of the waiting period under the HSR Act and compliance with the requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), (ii) receipt of all material regulatory approvals required in connection with the execution, delivery and performance of the Purchase Agreement, (iii) performance in all material respects by Sellers and Purchasers of their respective obligations under the Purchase Agreement and the accuracy in all material respects of the respective representations and warranties of Sellers and Purchaser in the Purchase Agreement, (iv) the absence of any order or injunction prohibiting the consummation of the transactions contemplated by the Purchase Agreement, and (v) the absence of any pending action, suit or proceeding involving the parties to the Purchase Agreement or the Company that would or reasonably would be expected to prevent or materially delay the consummation of the transactions contemplated by the Purchase Agreement or result in material damages in connection therewith. The obligations of Sellers are subject to the additional condition that Purchaser shall have commenced the Offer. The obligation of Purchaser is subject to the additional condition that the entire Board of Directors of the Company shall be composed of designees of Purchaser at the Closing Time; provided, however, that Purchaser shall have used its best efforts to make such designations prior to the Closing Time.

     Purchaser has designated five people to become directors of the Company. Information concerning the Purchaser's designees is set forth in the Information Statement attached hereto as Annex A, as

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required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and incorporated herein by reference.

     Representations and Warranties. The Purchase Agreement contains various representations and warranties of the parties thereto. These include representations and warranties made by Sellers with respect to (i) the due organization, existence and good standing of Sellers, (ii) the requisite power and authority of Sellers to execute and deliver the Purchase Agreement, the Tender Offer Agreement and certain ancillary agreements executed in connection therewith and the consummation of the transactions contemplated thereby and the validity and enforceability thereof, (iii) the absence of any violation or resulting breach of any operative document of Sellers, or any license, authorization, agreement, instrument, commitment or obligation of Sellers or need to obtain any consent, approval, authorization or make a filing or registration, other than under the HSR Act, the Exchange Act and certain regulatory filings under applicable securities laws in connection with the execution, delivery and performance of the Purchase Agreement by Sellers, (iv) the absence of any agreements or commitments to pay fees to any brokers in connection with the transactions contemplated thereby, (v) ownership of the Sellers Shares, and (vi) capitalization of the Company.

     Purchaser also has made certain representations and warranties, including
(i) the due organization, existence and good standing of Purchaser, (ii) the requisite power and authority of Purchaser to execute and deliver the Purchase Agreement, the Tender Offer Agreement and certain ancillary agreements executed in connection therewith and the consummation of the transactions contemplated thereby and the validity and enforceability thereof, (iii) the absence of any violation or resulting breach of any operative document of Purchaser, or any license, authorization, agreement, instrument, commitment or obligation of Purchaser or need to obtain any consent, approval, authorization or make a filing or registration, other than under the HSR Act, the Exchange Act and certain regulatory filings under applicable securities laws in connection with the execution, delivery and performance of the Purchase Agreement by Purchaser,
(iv) the absence of any agreements or commitments to pay fees to any brokers in connection with the transactions contemplated thereby, (v) availability of funds sufficient to purchase the Sellers Shares, (vi) Purchaser's accredited investor status, investment intent and agreement not to transfer without registration the Sellers Shares unless pursuant to an available exemption and (vii) the direct or indirect ownership of Purchaser by Holdings.

     Covenants. Sellers have made certain covenants, including covenants (i) not to sell or cause a Lien to be created against the Sellers Shares, (ii) to assign any non-cash distributions to Purchaser and not to solicit any person to acquire the Sellers Shares or engage in any business combination or similar transaction with the Company, (iii) to vote the Sellers Shares (A) in favor of any business combination or similar transaction proposed by Purchaser, (B) against any business combination or similar transaction proposed by any other person, and
(C) subject to regulatory approvals, in favor of any individuals proposed by Purchaser for election to the Board of Directors of the Company and against anyone else, (iv) to make their respective filings and required submissions under the HSR Act and the Exchange Act, (v) to assign any rights that Sellers may have to cause the Company to register or qualify any of the Sellers Shares under the Securities Act or any state law and to deliver to Purchaser any agreements between such Sellers and the Company and (vi) to use their respective best efforts to cause certain parties to tender approximately 120,000 Shares pursuant to the Offer.

     In addition, Sellers and Purchaser have made certain covenants, including covenants (i) to cooperate with respect to any necessary regulatory filings and otherwise in connection with the Purchase Agreement and the consummation of the transactions contemplated thereby and to use their respective reasonable efforts to cause each of the conditions precedent to the consummation of the transactions contemplated by the Purchase Agreement to be met as promptly as practicable, (ii) to consult with each other with respect to the text of any press release with respect to the transactions contemplated by the Purchase Agreement, subject to the requirements of law, and (iii) to perform their respective obligations under the Tender Offer Agreement.

     Termination. The Purchase Agreement may be terminated and the purchase and the sale of the Sellers Shares may be abandoned at any time prior to the Closing Time by the mutual consent of the Sellers and Purchaser or if the Closing Time shall not have occurred by October 11, 1997 or if a tribunal

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having jurisdiction shall have issued a final non-appealable order, judgment or decree permanently restraining, enjoining or restricting the transactions contemplated by the Purchase Agreement.

     Costs. All reasonable out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Purchase Agreement (including but not limited to those reasonable out-of-pocket costs and expenses associated with the Tender Offer Agreement and Sellers Escrow Agreement and all filings made by any of the parties as contemplated in such agreements), other than the legal fees and expenses of any legal counsel retained by any Seller, will be borne by Purchaser. Sellers have agreed to reimburse the Company for all legal fees payable to the Company's special counsel for legal services rendered in connection with the Purchase Agreement and the transactions contemplated thereby (including, without limitation, the Tender Offer Agreement) to the extent such legal fees exceed $25,000.

     Sellers Escrow Agreement. Sellers have deposited the Sellers Shares and Purchaser has deposited $21,275,265 into escrow pursuant to the Sellers Escrow Agreement.

The Tender Offer Agreement

     Actions by Purchaser. Purchaser agreed to file the Schedule 14D-1 with the Commission, containing the Offer to Purchase and a related Letter of Transmittal and any other ancillary documents pursuant to which the Offer is being made (the 'Offer Documents'). Purchaser also agreed to comply with the requirements of the Exchange Act and to disseminate to holders of the Shares such of the Offer Documents required by applicable federal securities laws. Purchaser agreed to afford the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents.

     Actions by the Company. The Company approved and consented to the transactions contemplated by the Purchase Agreement and represented and warranted that the Board of Directors has duly adopted resolutions approving the Tender Offer Agreement and the Offer, subject to receipt of a written opinion from its financial advisor, Duff & Phelps LLC (the 'Financial Advisor'), that the per share Offer Price is fair from a financial point of view (the 'Fairness Opinion'), and has taken all action required under or pursuant to the Company's Charter so as to make the provisions of Article Tenth of the Charter inapplicable to any Business Combination (as defined in the Charter) involving Purchaser and its affiliates.

     The Company agreed to file with the Commission within ten business days after the commencement of the Offer and disseminate copies to its stockholders, this Statement on Schedule 14D-9 with respect to the Offer. The Company undertook to afford Purchaser and its counsel a reasonable opportunity to review and comment on this Schedule 14D-9.

     The Company agreed to cause its transfer agent to furnish Purchaser with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those persons who became record holders subsequently and to provide such other assistance as Purchaser shall reasonably request in communicating the Offer to the stockholders of the Company.

     Representations and Warranties. The Tender Offer Agreement contains various representations and warranties of the parties thereto. These include representations and warranties made by the Company with respect to (i) the due organization, existence and good standing of the Company, (ii) the requisite power and authority of the Company to execute and deliver the Tender Offer Agreement, certain ancillary agreements executed in connection therewith and the consummation of the transactions contemplated thereby and the validity and enforceability thereof, (iii) the absence of any violation or resulting breach of any operative document of the Company, or any license, authorization, agreement, instrument, commitment or obligation of the Company or need to obtain any consent, approval authorization or make any filing or registration, other than under the HSR Act, the Exchange Act and certain regulatory filings under applicable securities laws in connection with the execution, delivery and performance of the Tender Offer Agreement by the Company, (iv) the absence of agreements or commitments to pay fees to any brokers in connection with the transactions contemplated thereby, (v) capitalization of the Company, (vi) the truth and completeness of documents filed with the Commission, (vii) the inapplicability of certain provisions of the Business Corporations Act of the State of Michigan (the 'MBCA') to the Offer and related transactions, and (viii) the accuracy of the

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Schedule 14D-9 and statements provided by it for inclusion in other Offer
Documents filed with the Commission.

     Purchaser has also made certain representations and warranties, including
(i) the due organization, existence and good standing of Purchaser, (ii) the requisite power and authority of Purchaser to execute and deliver the Purchase Agreement, the Tender Offer Agreement and certain ancillary agreements executed in connection therewith and the consummation of the transactions contemplated thereby and the validity and enforceability thereof, (iii) the absence of any violation or resulting breach of any operative document of Purchaser, or any license, authorization, agreement, instrument, commitment or obligation of Purchaser or need to obtain any consent, approval, authorization or make any filing or registration, other than under the HSR Act, the Exchange Act and certain regulatory filings under applicable securities laws in connection with the execution, delivery and performance of the Tender Offer Agreement by Purchaser, (iv) the absence of agreements or commitments to pay fees to any brokers in connection with the transactions contemplated thereby, (v) the accuracy of the Offer Documents filed with the Commission and statements supplied by it for inclusion in this Schedule 14D-9, and (vi) the deposit into escrow of $16,724,735.

     Covenants. The Company has made certain covenants in the Tender Offer Agreement, including covenants (i) to take such actions as needed to effect Sellers' and Buyer's filings and submissions under the HSR Act and the Exchange Act, (ii) not to solicit, directly or indirectly, or initiate or encourage any discussion or negotiations with or provide information to or afford access to the properties, books or records of the Company or otherwise facilitate an Alternative Proposal (as hereinafter defined), (iii) not to (A) declare, set aside or pay any dividends on, or make any distributions with respect to its capital stock or (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or substitution for its capital stock or (C) purchase, redeem, retire or otherwise acquire any Shares, (iv) not to issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock and (v) to maintain in effect for two years from the date of acceptance for payment of the Shares pursuant to the Offer, directors' and officers' liability insurance coverage, subject to certain limitations regarding cost and availability. 'Alternative Proposal' means any tender offer, merger, consolidation, business combination, liquidation, reorganization, sale of significant assets, sale of shares of capital stock or similar transactions involving the Company or any part thereof.

     The Company and the Sellers also agreed to execute and deliver such other agreements, instruments and other documents and to file such other schedules and reports and other documents and to take such other actions as Purchaser may reasonably request in order to effect the intent and purposes of the Tender Offer Agreement. Purchaser agreed to enter into the Tender Offer Escrow Agreement and pursuant thereto deposit $16,724,735.

     Without the prior written consent of the Board of Directors of the Company, Purchaser agreed not to (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the price per share of Common Stock to be paid pursuant to the Offer, (iii) change the form of consideration payable in the Offer, (iv) amend or modify any term or condition of the Offer in any manner materially adverse to the holders of Common Stock, or (v) impose additional conditions to the Offer, other than such conditions required by applicable law. Notwithstanding anything in the Tender Offer Agreement to the contrary, Purchaser may, in its sole discretion without the consent of the Company, extend the Offer at any time and from time to time (A) if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for shares of Common Stock shall not have been satisfied or waived, (B) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer, and (C) for any period required by applicable law, rule, regulation, administrative or judicial determination or order. So long as the Tender Offer Agreement is in effect and the conditions to the Offer have not been satisfied or waived, at the request of the Company, Purchaser has agreed to extend the Offer for an aggregate period of not more than five business days (for all such extensions) beyond the originally scheduled expiration date of the Offer. Such period of five business days shall include any contemplated grace period that extends beyond the otherwise scheduled expiration date of the Offer.

     Termination. The Tender Offer Agreement may be terminated and the Offer may be abandoned at any time prior to acceptance by the Purchaser of the Shares tendered in connection with the Offer by

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the mutual consent of the Company and Purchaser or if the conditions to the
Offer shall have not been satisfied by October 11, 1997; if a tribunal having jurisdiction shall have issued a final non-appealable order, judgment or decree permanently restraining, enjoining or restricting the transactions contemplated by the Offer; if there shall be any Law that makes the Offer illegal or prohibited; by mutual agreement of the Company and Purchaser; or the Purchase Agreement shall have terminated.

     Conditions. Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, unless any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject to the aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if at any time prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect:

          1. a court of competent jurisdiction or other governmental, quasi-governmental, self-regulatory agency or other regulatory, judicial or arbitral body having jurisdiction over the parties to the transaction shall have issued an order, judgment, decree or ruling on the merits in connection with an action, suit or proceeding (i) which challenges or seeks to restrict the acquisition by Purchaser (or any of its affiliates or subsidiaries) of Shares pursuant to the Offer or the Purchase Agreement, or obtain damages in connection therewith; (ii) which seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Purchase Agreement illegal; (iii) which seeks to impose material limitations on the ability of Purchaser (or any of its affiliates) effectively to acquire, operate or hold, or to require Purchaser or any of its affiliates to dispose of or hold separate, any material portion of their assets or business or the Company's assets or business; or (iv) which seeks to impose material limitations on the ability of Purchaser (or any of its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; or

          2. there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer any law or there shall have been issued any injunction resulting in any of the consequences referred to in subsection
     (a) above; or

          3. the Tender Offer Agreement shall have been terminated in accordance with its terms; or

          4. (i) the representations and warranties made by the Company or Sellers in the Tender Offer Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date) except for any breach or breaches which, in the aggregate, would not have a material adverse effect on the Company or its business or (ii) the Company or Sellers shall have breached or failed to comply in any material respect with any of their respective obligations under the Tender Offer Agreement (and, with respect to any such failure that can be remedied, the failure is not remedied within five business days after Purchaser has furnished the Company or Sellers, as the case may be, with written notice thereof); or

          5. any person (other than Purchaser or one or more of its affiliates or subsidiaries) shall have entered into any agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company; or

          6. the Board of Directors shall have modified or amended its recommendation of the Offer in any manner adverse to Purchaser or shall have withdrawn its recommendation of the Offer or shall have recommended acceptance of any alternative proposal or shall have resolved to do so; or

          7. there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of ten (10) consecutive trading hours, (ii) any declaration of any banking moratorium by any United States federal or state authorities or any suspension of

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
     payments in respect of banks, or (iii) a commencement of war, armed hostilities or any other international or national calamity directly or indirectly involving the United States which is reasonably expected to have a material adverse effect on the Company or its business or to materially adversely affect Purchaser's ability to complete the Offer; or

          8. immediately prior to and at the time Shares are accepted for payment, the entire Board of Directors of the Company shall not be composed of designees of Purchaser, provided Purchaser shall have used its best efforts to make such designations prior to the expiration of the Offer.

     Purchaser has designated five people to become directors of the Company. Information concerning the Purchaser's designees is set forth in the Information Statement attached hereto as Annex A, as required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and incorporated herein by reference.

Sellers Escrow Agreement

     Pursuant to the Sellers Escrow Agreement, Sellers deposited the Sellers Shares and Purchaser deposited $21,275,625 in cash (i.e., an amount equal to the Sellers Shares Purchase Price) into escrow with the Escrow Agent in connection with the sale of the Sellers Shares to Purchaser for the Sellers Shares Purchase Price pursuant to the Purchase Agreement.

     Under the Sellers Escrow Agreement, at the Closing Time (as defined in the Purchase Agreement) upon the receipt of a certificate in appropriate form, from Sellers and Purchaser, the Escrow Agent will deliver the Sellers Shares Purchase Price to Sellers and the Sellers Shares to Purchaser. During the term of the escrow, the cash held in escrow will be invested in accordance with the directions of Purchaser, but only in Permitted Investments (as defined in the Sellers Escrow Agreement).

Tender Escrow Agreement

     Pursuant to the Tender Escrow Agreement, Purchaser has deposited into escrow $16,724,735 (i.e., 'Tender Offer Deposit') with the Escrow Agent in connection with the Offer.

     Under the Tender Escrow Agreement, upon the receipt of a certificate in appropriate form, from the Company and Purchaser, the Escrow Agent shall deliver the Tender Offer Deposit to the Depository (as defined in the Tender Escrow Agreement) up to the amount of the aggregate Offer Price. In the case of any balance in excess of the amount necessary to purchase all Shares validly tendered and accepted in the Offer, the Escrow Agent shall return such excess funds to Purchaser.

Memorandum of Understanding

     In the Memorandum, the Board of Directors confirmed its understanding with respect to certain of the terms of the transaction (the 'Transaction') involving the acquisition of all the issued and outstanding Shares by Purchaser through the purchase of the Sellers Shares, the Offer and/or a subsequent merger (the 'Merger'). The Memorandum evidenced approval by the Board of Directors of the Transaction and authorized the Company's officers to take action necessary to consummate the Transaction and for any and all purposes, for which approval might be required or permitted under applicable law, the Charter or the By-laws of the Company, including the provisions of Article Tenth, Section 2(b) of the Charter relating to certain voting requirements applicable to certain business combinations.

Confidentiality Agreement

     Pursuant to the terms of the Confidentiality Agreement, the Company agreed to disclose certain information of a confidential or proprietary nature to Holdings in connection with a possible acquistion or business combination (the 'Transaction'). Pursuant to the Confidentiality Agreement, Holdings agreed that it and its representatives and agents would treat as confidential all information concerning the Company furnished by the Company or on behalf of the Company except for such information which (i) is lawfully available to the public other than as a result of a disclosure by Holdings or its representatives, (ii) was lawfully available to Holdings on a non-confidential basis prior to its disclosure to Holdings by the Company or its representatives, or (iii) lawfully becomes available to Holdings on a non-confidential basis from a source other than the Company or its representatives provided that such

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
source is not bound by a confidentiality agreement with the Company of which Holdings has been made aware.

     The Confidentiality Agreement provides that neither party, without the other party's prior written consent, will disclose to any person any information concerning discussions or negotiations in connection with the Transaction or any of the terms, conditions, or other facts with respect to the Transaction including the status thereof. Holdings also agreed that for a period of two (2) years following the date of the Confidentiality Agreement, it will not purchase or offer to purchase any material assets or any securities of the Company or propose any merger or other business combination involving the Company except pursuant to a transaction to be approved by the Board of Directors of the Company and only if specifically invited in writing by the Company to do so. The requirement for an invitation in writing was satisfied by the execution and delivery of the Tender Offer Agreement and Memorandum. In addition, for a period of two (2) years after the date of the Confidentiality Agreement, Holdings agreed that it will not, without the Company's prior written consent, (i) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (ii) form, join or in anyway participate in a 'group' within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company, or (iii) otherwise seek to control the management, Board of Directors, or policies of the Company; provided, however, these provisions shall not apply to Holdings if another entity enters into a business combination with the Company or initiates a tender offer for the Company's securities.

     In addition, the Company and Holdings each agreed for a period of two (2) years after the date of the Confidentiality Agreement not to solicit any of the other's current officers or employees with whom they had contact or who were identified to them during Holdings' due diligence review of the Company, without the prior written consent of the Company or Purchaser, respectively.

     Additional Information with respect to certain contracts, agreements, arrangements or understandings between the Company or its affiliates and Purchaser or certain of Purchaser's executive officers, directors or affiliates is set forth in Annex A to this Schedule 14D-9 and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. At a meeting held on June 11, 1997, the Board of Directors of the Company unanimously approved the Tender Offer Agreement and the Offer, subject to the receipt of a fairness opinion. On June 24, 1997, the Financial Advisor rendered its written opinion to the Board of Directors to the effect that, as of the date of such opinion, the terms and conditions of the Offer are fair and reasonable to the stockholders of the Company from a financial point of view (the 'Fairness Opinion'). AT A MEETING HELD ON JUNE 24, 1997, THE BOARD OF DIRECTORS DETERMINED THAT THE TERMS OF THE OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO. THIS RECOMMENDATION IS BASED IN PART UPON THE FAIRNESS OPINION, THE FINANCIAL ADVISOR'S REPORT TO THE BOARD OF DIRECTORS CONCERNING THE BASIS FOR ITS OPINION AND CERTAIN OTHER FACTORS.

     The Fairness Opinion contains a description of the factors considered, the assumptions made, and the scope of the review undertaken by the Financial Advisor in rendering its opinion. The full text of the Fairness Opinion is attached hereto as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the Fairness Opinion in its entirety.

     In arriving at the Fairness Opinion, the Financial Advisor reviewed information obtained publicly and provided to it by the Company, as well as industry and financial information which included, among other items, financial and stock market data relating to publicly held companies which it deemed relevant and sales transactions with respect to other securities and broker/dealer firms. The Financial Advisor relied on industry information and data on public companies deemed comparable to the Company and also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities valuation with respect to similar transactions. All

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
industry information and data on public companies deemed comparable to the Company, in whole or in part, and used in its analysis were obtained from regularly published industry and investment sources. In addition, the Financial Advisor held discussions with senior management of the Company regarding past, current, and projected operations and regarding discussions and contacts with other potential acquirers. The Financial Advisor also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. The Financial Advisor did not make any independent appraisals of the assets or liabilities of the Company.

     In arriving at the Fairness Opinion, the Financial Advisor reviewed, among other items: (i) Securities and Exchange Commission ('SEC') 10-K filings of the Company for the fiscal years ended September 30, 1991 to 1996; (ii) SEC 10-Q filings of the Company for the periods ended March 31, 1996 and 1997; and (iii) the Offer to Purchase dated June 18, 1997.

     In preparing its opinion to the Board of Directors, the Financial Advisor reported that it performed a variety of financial and comparative analyses, including: (i) a discounted cash flow analysis of the projected free cash flows of the Company; (ii) a comparison of financial performance and market valuation ratios of the Company with those of publicly traded companies the Financial Advisor deemed relevant for purposes of its opinion; (iii) a review of recent control transactions in the securities brokerage industry; and (iv) an analysis of the historical stock trading ranges and trading volumes for the Company. In addition, the Financial Advisor conducted other studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

     Summary of Factors Considered by the Financial Advisor:

     Discounted Cash Flow Analysis. The Financial Advisor performed a discounted cash flow analysis of the projected free cash flows of the Company based on projected revenues, net income, depreciation and amortization, working capital and capital expenditure requirements for the fiscal years ending September 30, 1997 to September 30, 2006. The projections were prepared from the perspective of a hypothetical buyer of a controlling interest in the Company. The Financial Advisor discounted the resulting free cash flows at rates of 19.0% to 21.0%. The discount rate range reflects, among other things, industry risks, the relatively small market capitalization of the Company, and current rates of return required by investors in equity instruments in general. Due to the perspectives from which the projections were prepared, the discounted cash flow analysis resulted in a control price, or a reasonable estimate of the price that a fully informed buyer would pay for all of the Shares of the Company. The discounted cash flow analysis yielded an aggregate control price range of $13.50 to $15.00 per share.

     Comparable Company Analysis. In the comparable company analysis, the Financial Advisor selected a set of publicly traded companies based on comparability to the Company. Although no single company chosen was exactly similar to the Company, these companies shared many of the same operating characteristics and are affected by many of the same economic forces. The value of the Company was derived from the rate at which these companies are capitalized in the market, after adjusting for differences in operations and performance.

     Using publicly available information, the Financial Advisor analyzed the historical financial performance, stock prices and resulting valuation multiples for various comparable securities brokerage firms.

     The Financial Advisor compared the financial performance of the Company with the financial performance of comparable companies. Comparative statistics revealed the following: (i) five-year compounded annual growth in revenue for the Company was 8.1% versus a median of 15.5% for comparable companies; (ii) after adjusting for non-recurring items, five-year compounded annual growth in earnings for the Company was -4.0% versus a median of 18.2% for the comparable companies; (iii) after adjusting for non-recurring items, five-year average and latest twelve months' net income margins for the Company were 5.1% and 5.5%, respectively, versus medians of 5.8% and 4.5%, respectively, for comparable companies; (iv) after adjusting for non-recurring items, five-year average and latest twelve months' returns on equity for the Company were 11.1% and 13.4%, respectively, versus medians of 16.4% and 13.0%, respectively, for the comparable companies. Five-year averages for the Company are based on fiscal years ended September 30, 1991 to 1996, while the latest twelve months is ended March 31, 1997.

     The Financial Advisor analyzed the market values for the comparable companies as multiples of latest twelve months' and three-year average earnings per share ('EPS') available as of the date of the Fairness Opinion. The market value of the Company was assumed to be the Offer Price of $15.00 per share. The median multiples of market value of common equity to latest twelve months' and three-year EPS for the comparable companies were 12.3x, and 15.4x, respectively. The market value of the Company as a multiple of latest twelve months' and three-year average EPS was 10.1x, and 22.9x, respectively. The Financial Advisor also analyzed the market values as multiples of the book values of the comparable companies available as of the date of the opinion. The median multiple of market value to book value for the comparable companies was 1.4x. The multiple of market value to book value for the Company was 1.2x. All multiples were based on closing stock prices as of June 16, 1997.

     Comparable Transactions Analysis. The Financial Advisor reviewed recent control transactions involving securities brokerage firms as targets. The Financial Advisor identified five completed transactions and one pending transaction. The median premium that buyers paid over the trading price of the target firms before the announcement date of the acquisition was 41.5%. The median ratio of offer price to latest twelve months' earnings was 13.3x and the median offer price to book value was 1.6x. This compared to the price to latest twelve months' earnings ratio of 10.1x and price to book value ratio of 1.2x for the Company, based on the $15.00 per share Offer Price.

     Historical Stock Trading and Volume Ranges. The Financial Advisor performed an analysis of the recent stock price and trading volume of the Company's Shares. The high and low prices over the last 52 weeks prior to the announcement of the Offer were $10.00 and $7.125, respectively. The Financial Advisor created an index comprised of the stock prices of the comparable companies and tracked the performance of that index versus the price performance of the Company's Shares from June 1996 to just before the announcement of the Offer. The index increased in value by approximately 20.0% while the Company's Shares increased in value by approximately 15.0%. The Financial Advisor also found that there has been very little trading of the Shares over the past year.

     Based on the foregoing factors and other information about the Company considered by the Fairness Opinion, the Financial Advisor arrived at the Fairness Opinion.

     (b)(1) Background of the Offer. In August 1995, Albert G. Lowenthal, the Chairman of Holdings ('Lowenthal'), spoke with representatives of the Company to propose the acquisition of the Company by Holdings as an alternative to an attempted recapitalization of the Company that would have resulted in the repurchase by the Company of its publicly held Shares. Management of the Company rejected Holdings' overtures. However, the recapitalization was abandoned.

     Subsequently, the Company's two controlling stockholders, DST and 1888, increased their respective ownership interests in the Company so that in the aggregate they controlled in excess of 50% of the outstanding Shares. In recent years, the Company experienced some turnover in senior management.

     In May 1997, Lowenthal met with Soule, Chairman of the Company, at the suggestion of Gerard Lavin ('Lavin'), a director of the Company with whom Lowenthal had maintained casual contact since the initial discussions had broken down about a possible business combination in 1995. At the meeting, Soule advised Lowenthal that the Company was not interested in a business combination with Holdings and that the Board of Directors of the Company was determined to keep the Company independent.

     However, a vacancy occurred unexpectedly in the Presidency of the Company in early June 1997. This development caused the Board of Directors of the Company to reconsider its intentions. Soule contacted Lowenthal on Wednesday, June 4, 1997, and they agreed to meet in St. Louis on Friday, June 6, 1997. Soule advised Lowenthal that DST and 1888, as well as the Board of Directors of the Company, were prepared to entertain a transaction, provided that it was for adequate consideration and that it occur quickly, in order to resolve the considerable uncertainty in the Company. The Confidentiality Agreement was entered into with Holdings on June 6, 1997 and a similar agreement was entered into with another firm which expressed interest in acquiring the Company.

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
     At the meeting with Soule on June 6, 1997, price discussions reached $15 per Share, which represented a substantial premium over the then current market value of the Shares. Soule agreed to discuss this with the controlling stockholders and both companies agreed to convene their respective Boards of Directors on Sunday, June 8, 1997 to consider the acquisition transaction. At this meeting, the directors discussed the possiblity of a transaction with the other suitor for the Company. Based on reports from members of the Board of Directors who had had discussions with the other potential acquiror, the Board of Directors concluded that the other company would not be able to move expeditiously, would have to offer stock rather than cash and was unlikely to offer a premium sufficient to offset these disadvantages.

     The acquisition transaction authorized by the Board of Directors of Holdings was then accepted by the Board of Directors of the Company subject to the preparation of definitive agreements between the Sellers and Purchaser and between the Company and Purchaser. The Board of Directors of the Company also reserved their recommendation to the Company's stockholders in respect of the acquisition transaction to the receipt of a Fairness Opinion from the Financial Advisor.

     The Board of Directors of Holdings authorized Lowenthal to proceed with the negotiation of the terms of definitive agreements with the Sellers and the Company for the purchase of the Sellers Shares and the purchase of Shares pursuant to the Offer. Counsel for Holdings thereupon prepared drafts of the Tender Offer Agreement and the Purchase Agreement, as well as the Tender Escrow Agreement and the Sellers Escrow Agreement. These drafts, together with the Memorandum, were negotiated by the parties and their respective counsel on Tuesday and Wednesday, June 10 and 11, 1997, and late on Wednesday, June 11, 1997, the agreements were finalized. The respective Boards of Directors of the Company and Holdings were convened to consider the acquisition transaction and approve the agreements. The agreements were thereupon executed and delivered by the parties. On Thursday, June 12, 1997, the Company and Holdings publicly announced the execution and delivery of the Purchase Agreement, Tender Offer Agreement and related agreements and that the Company's Board of Directors had approved the Offer subject to receipt of a fairness opinion.

     (b)(2) Reasons for the Recommendation. In making the determination and recommendation set forth in paragraph (a) to this Item 4, the Board of Directors considered many factors including, but not limited to, the following:

          (i) The oral and written presentations of the Financial Advisor, and the written opinion of the Financial Advisor, that the terms and conditions of the Offer are fair and reasonable to the stockholders of the Company from a financial point of view;

          (ii) The historical market prices of and recent trading activity of the Shares, particularly the fact that the Offer will enable the stockholders of the Company to realize a significant premium over the prices at which the Shares traded prior to the public announcement of the proposed transaction and to enjoy immediate liquidity for their investment, which has not been possible with the limited trading market for the Company's Shares;

          (iii) The consideration of an expression of interest in acquiring the Company from another party, which appeared to the Board of Directors to likely involve terms less favorable than those presented to the Company by Purchaser, as well as the view of the Board of Directors that it was unlikely that another potential acquiror would be prepared in the time allowed to pay a higher price for the Shares than the consideration offered by Purchaser, particularly without the Company's stockholders assuming greater risks of non-consummation than existed in the Offer;

          (iv) The possible alternatives to the Offer, including, without limitation, continuing to operate the Company as a separate entity;

          (v) Information with regard to the financial condition, results of operations, business and prospects of the Company as reflected in the financial and comparative analyses presented by the Financial Advisor, as well as the risks involved in achieving those prospects, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company;

          (vi) The Company's urgent need for experienced top management and improved securities clearance capabilities, both of which appeared to be offered by the Purchaser;

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
          (vii) The lack of a financing condition in the Offer and that the consideration for the Offer and the purchase of the Sellers Shares would be paid from funds escrowed by Purchaser;

          (viii) The ability of all stockholders of the Company to participate on the same basis and receive equivalent consideration as provided to the Sellers in the Purchase Agreement; and

          (ix) The majority ownership of the Company's capital stock that would be obtained by Purchaser upon consummation of the Purchase Agreement, regardless of the number of Shares tendered in the Offer.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors of the Company is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

     The Financial Advisor is acting as financial advisor to the Company in connection with the Offer and other matters arising in connection therewith pursuant to an engagement letter, dated as of June 13, 1997, between the Financial Advisor and the Company (the 'Engagement Letter'). Under the terms of the Engagement Letter, the Financial Advisor agreed to render an opinion as to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders in the Offer. The Company agreed to pay the Financial Advisor a fee of $125,000 for services rendered in connection with the Fairness Opinion, of which $50,000 was due as a retainer payment upon execution of the Engagement Letter, with the remainder payable upon delivery of the Fairness Opinion and supporting analysis. No portion of the fee is contingent upon consummation of the Offer or the conclusions reached in the Fairness Opinion. If the Offer is abandoned for reasons unrelated to the conclusions contemplated in the Fairness Opinion, the Financial Advisor will be entitled to receive the greater of the retainer payment and the Financial Advisor's professional hours incurred at its standard hourly rates then in effect, but in no event more than $125,000. The Financial Advisor also will be reimbursed for all reasonable out-of-pocket expenses, including travel, lodging, telephone, document reproduction, telecopying, and computer database charges.

     The Company has also agreed to indemnify the Financial Advisor in accordance with the terms of an indemnification agreement, dated as of June 13, 1997 between the Financial Advisor and the Company (the 'Indemnification Agreement'), made part of the Engagement Letter. The Company will indemnify and hold harmless the Financial Advisor from and against all losses, claims, damages, expenses, costs and liabilities resulting, directly or indirectly, from any threatened or pending investigation, action, claim, proceeding or dispute which is related to or arises out of oral or written information provided to the Financial Advisor by the Company or any omission by the Company or otherwise related to or arising out of the Financial Advisor's engagement, activities, or performance of professional services on the Company's behalf. The Company will not, however, be responsible for losses, claims, damages, expenses, costs, and liabilities arising out of the Financial Advisor's engagement, activities, or performance of professional services on the Company's behalf which are judicially determined to have resulted primarily and directly from the bad faith or negligence of the Financial Advisor. The foregoing summaries of the Engagement Letter and Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements which are filed as exhibits (b)(2) and (b)(3), respectively, to this
Schedule 14D-9, each of which is hereby incorporated herein by reference.

     The Financial Advisor has provided certain investment banking services to the Company from time to time for which the Financial Advisor has received customary compensation, including certain services

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in connection with the Company's plan of recapitalization which was abandoned in
1995 as discussed in Item 4(b)(1) of this Statement.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) On June 18, 1997, DST made a gift of 35,000 Shares to the Greater Kansas City Community Foundation. To the best of the Company's knowledge, except as described in Item 3(b)(2) above relating to the Purchase Agreement, no other transactions in the Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     Under the terms of the Purchase Agreement, the Sellers have agreed to use their best efforts to cause holders of approximately 120,000 Shares, certain of which are affiliates or assignees of a Seller, to tender their Shares pursuant to the Offer.

     The discussion of the Purchase Agreement and the agreement of the Sellers to sell the Sellers Shares to Purchaser in accordance with its terms and conditions is incorporated in this Item 6 by reference to the discussion contained in Item 3(b)(2) of this Statement.

     (b) To the best of the Company's knowledge, subject to applicable securities laws and personal considerations (including tax planning), all directors and executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned beneficially or of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) As described in Item 3(b) of this Statement, the Company has agreed in the Tender Offer Agreement not to solicit, directly or indirectly, or initiate or encourage any discussion or negotiations with or provide information to or afford access to the properties, books or records of the Company or otherwise facilitate an Alternative Proposal (as such term is defined in the Tender Offer Agreement).

     Except in accordance with the terms of the Tender Offer Agreement and except as described in this Statement, the Company does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for, or other acquisition of, securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 or Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Incorporation by Reference. The information contained in the exhibits listed in Item 9 below is incorporated herein by reference.

     (b) State Anti-takeover Laws.

     (i) The Company is incorporated under the laws of the State of Delaware.
Section 203 ('Section 203') of the Delaware General Corporation Law (the 'DGCL') prevents an 'Interested Stockholder' (defined generally as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a 'Business Combination' (as defined in Section 203) with a Delaware corporation for three years following the date such person becomes an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the

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
voting stock of the corporation outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Company's By-laws provide that the Company shall not be governed by Section 203 of the DGCL. If Section 203 were to apply for any reason, its prohibitions on business combinations would be inapplicable to the Offer, the purchase of the Sellers Shares and the Merger because the Board of Directors has approved the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, for purposes of Section 203 of the DGCL and has delivered the Memorandum to Purchaser. The restrictions of Section 203 are, accordingly, not applicable to Holdings, Purchaser or affiliates or associates of Purchaser as a result of the consummation of the transactions contemplated by the Offer to Purchase.

     (ii) The Michigan Control Share Statute provisions of the Business Corporations Act of the State of Michigan (the 'MBCA') purport to apply to a corporation that has (A) 100 or more shareholders of record, (B) its principal place of business, principal office or substantial assets within Michigan, and
(C)(i) more than 10% of its shareholders of record resident in Michigan; (ii) more than 10% of its shares owned of record by Michigan residents, or (iii) 10,000 shareholders of record in Michigan. The Company has amended its By-laws to elect not to be governed by the Michigan Control Share Statute as permitted by Section 794 of the MBCA and no longer needs to comply with these provisions. The Michigan Business Combination Statute generally requires that for a company to enter into a business combination with an interested stockholder it must obtain: (i) an advisory statement from the Board of Directors; (ii) approval of at least 90% of the votes of each class of voting stock outstanding; and (iii) two-thirds of the non-interested voting stock to approve the business combination.

     Neither Purchaser nor Holdings has currently complied with any state takeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, the purchase of the Seller Shares or the Merger.

     (c) Anti-Trust. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the 'FTC') certain acquisition transactions may not be consummated unless certain information has been furnished to the Anti-Trust Division of the United States Department of Justice (the 'Anti-Trust Division') and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser and the Company filed the required Notification and Report Forms with the Anti-Trust Division and the FTC. A request was made by Purchaser and the Company pursuant to the HSR Act for early termination of the applicable waiting period. The Company has been advised that early termination was granted, effective June 25, 1997.

     (d) Resignation of Conrad W. Koski and Severance Dispute. Conrad W. Koski, former President and Chief Executive Officer of the Company, resigned effective May 29, 1997. Mr. Koski is, however, disputing the amount and other terms of his severance. Negotiations are being conducted between the Company and Mr. Koski to resolve this dispute.

     (e) Information Statement. The Information Statement attached hereto as Annex A and incorporated herein by reference is being furnished in connection with the designation by Purchaser, pursuant to the Purchase Agreement and the Tender Offer Agreement, of certain persons to be appointed or elected to the Board of Directors of the Company other than at a meeting of the Company's stockholders immediately prior to the time Shares are accepted for payment by Purchaser.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT
-----------

(a)(1)       -- Offer to Purchase, dated June 18, 1997
(a)(2)       -- Supplement relating to Offer to Purchase, dated July 1, 1997
(a)(3)       -- Letter of Transmittal
(a)(4)       -- Letter of the Board of Directors to the Stockholders, dated July 1, 1997
(a)(5)       -- Press release issued by Holdings and the Company on June 12, 1997
(a)(6)       -- Press release issued by Holdings and the Company on June 18, 1997
(a)(7)       -- Press release issued by Holdings and the Company on July 1, 1997
(b)(1)       -- Fairness Opinion of Duff & Phelps, LLC dated June 24, 1997
(b)(2)       -- Engagement Letter dated June 13, 1997, between the Company and Duff & Phelps, LLC
(b)(3)       -- Indemnification Agreement dated June 13, 1997, between the Company and Duff & Phelps, LLC
(c)(1)       -- Securities Purchase Agreement dated June 11, 1997, between 1888 Limited Partnership ('1888'), DST
               Systems Inc. ('DST' and together with 1888, the 'Sellers') and Purchaser
(c)(2)       -- Sellers Escrow Agreement dated June 11, 1997, among the Sellers, The Bank of New York, as escrow agent
               (the 'Escrow Agent'), and Purchaser
(c)(3)(i)    -- Tender Offer Agreement dated June 11, 1997 (the 'Tender Offer Agreement'), among the Sellers, the
               Company and the Purchaser
(c)(3)(ii)   -- Letter agreement dated June 17, 1997, among the Sellers, the Company and Purchaser (amending the
               Tender Offer Agreement)
(c)(4)       -- Tender Escrow Agreement dated June 11, 1997, between the Company, the Escrow Agent and the Purchaser
(c)(5)       -- Confidential Disclosure and Standstill Agreement dated June 6, 1997, between the Company and Purchaser
(c)(6)       -- Memorandum of Understanding dated June 11, 1997
(c)(7)       -- Consent of Duff & Phelps, LLC
(c)(8)       -- Letter, dated June 25, 1997, to the Company and Sellers designating individuals to be elected to the
               Board of Directors of the Company
(c)(9)       -- Consent of Albert G. Lowenthal, dated June 30, 1997
(c)(10)      -- Consent of A. Winn Oughtred, dated June 30, 1997
(c)(11)      -- Consent of Elaine K. Roberts, dated June 30, 1997
(c)(12)      -- Consent of Mark W. Shobe, dated June 30, 1997
(c)(13)      -- Consent of Edward Soule, dated June 30, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          FIRST OF MICHIGAN CAPITAL CORPORATION
                                          By: /s/ EDWARD SOULE
                                           .....................................
                                          Name: Edward Soule
                                          Title: Chairman of the Board of
                                          Directors

Dated: July 1, 1997

                                                                         ANNEX A

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                       100 RENAISSANCE CENTER, 26TH FLOOR
                            DETROIT, MICHIGAN 48243

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                  INTRODUCTION

     This Information Statement is being mailed on or about July 1, 1997 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') to the holders of the shares of common stock, par value $0.10 per share (the 'Shares'), of First of Michigan Capital Corporation (the 'Company') at the close of business on or about June 27, 1997. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     You are receiving this Information Statement in connection with the possible appointment or election of persons designated by the FMCC Acquisition Corp. ('Purchaser') to a majority of the seats on the Board of Directors of the Company (the 'Board' or the 'Board of Directors'). It is a condition of the Offer and the Purchase Agreement that at the time of acceptance of the Shares for payment or purchase of the Seller Shares, as the case may be, that the Board of Directors be comprised entirely of the Purchaser Designees (as defined below).

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser or the Purchaser Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Shares are the only class of capital stock of the Company outstanding. Each Share is entitled to one noncumulative vote for each matter on which such shares are voted. As of June 16, 1997, there were 2,496,464 Shares issued, outstanding and entitled to vote. None of the Company's 500,000 shares of authorized preferred stock have been issued.

                               BOARD OF DIRECTORS

GENERAL

     The Board of Directors currently has five members. However, under the provisions of the Company's Restated Certificate of Incorporation (the 'Charter'), the number of Directors of the Company may range from five to twenty, as determined by the Board of Directors from time to time. The Board is divided into three equal classes with the three year term of each class successively staggered resulting in only one class being up for election each year. Each Director of the Company holds office until such Director's term expires and his successor is elected and qualified or until such Director's earlier resignation or removal. Under Section 141(k)(1) of the Delaware General Corporation Law (the 'DGCL'), stockholders may remove directors only for cause when a board of directors is classified.

THE PURCHASER'S DESIGNEES

     It is a condition of the Tender Offer Agreement and the Purchase Agreement that at the time of acceptance of the Shares for payment or the purchase of the Sellers Shares, respectively, that the Board of Directors be comprised entirely of individuals designated by Purchaser (the 'Purchaser Designees'). The Company expects that the Purchaser Designees will become Directors of the Company at the time of completion of the Offer or the purchase of the Sellers Shares, whichever occurs first. The appointment or election of the Purchaser Designees will be accomplished at a meeting or by written consent of the Board.

     The Purchaser has advised the Company that the Purchaser Designees will be the persons described in the following table.

           NAME                           AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
---------------------------  ---------------------------------------------------------------------------

Albert G. Lowenthal........  Age 52. He has been Chairman of the Board, Chief Executive Officer, and a director of Fahnestock Viner Holdings Inc. ('Holdings') since 1985. In addition, he has served as Chairman of the Board, Chief Executive Officer, and a director of Fahnestock & Co. Inc. ('Fahnestock') since 1985 and a director of FMCC Acquisition Corp. ('Purchaser') since June 11, 1997. He is also a director of Hudson Capital Appreciation Fund, a registered investment company.
A. Winn Oughtred...........  Age 54. He has been a partner with Borden & Elliot (Barristers and
                             Solicitors) since 1979. He is a director of Holdings and its Secretary since June 1992 and prior to June 1991. He has also been a director of
                             Fahnestock since 1983.
Elaine K. Roberts..........  Age 45. She has been President, Treasurer and a director of Holdings since
                             1977. In addition, she has served as Treasurer and a director of Fahnestock since 1983.
Mark W. Shobe..............  Age 41. He has been President and Chief Operating Officer of the Company since May 1997. He was with Comerica Bank as Senior Vice President of
                             Direct Banking from 1995 to 1997 and Senior Vice President of Community
                             Banking from 1992 to 1995.
Edward Soule...............  Age 44. He has been Chairman of the Board of Directors of the Company since
                             January 1997. He also has been Adjunct Professor of Business Ethics,
                             University of Missouri in St. Louis, since January 1997. He was formerly
                             Chief Financial Officer of Transworld Airlines from September 1996 to
                             December 1996, a consultant to Edward Jones (securities brokerage) from
                             June 1995 to September 1996, and Partner and Chief Financial Officer of
                             Edward Jones from May 1986 to June 1995.

     The business address for Mr. Lowenthal is care of Fahnestock & Co. Inc., 110 Wall Street (9th Floor), New York, New York 10005, for Mr. Oughtred is care of Borden & Elliot, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y4, for Ms. Roberts is care of Fahnestock Viner Holdings Inc., 30 Eglinton Avenue West, Suite 1110, P.O. Box 2015, Toronto, Ontario M4R 1K8, for Mr. Shobe is care of First of Michigan Capital Corporation, 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243 and for Mr. Soule is 7370 Kinsbury, University City, Missouri 63130. Messrs. Lowenthal, Shobe and Soule are United States citizens, and Ms. Roberts and Mr. Oughtred are Canadian citizens. The Purchaser Designees have consented to act as Directors of the Company. The Purchaser Designees have indicated that none of them, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Purchaser Designees, other than Messrs. Shobe and Soule, have also advised the Company that none of them is a director or executive officer of, or holds any other position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as described in the Schedule 14D-1 (including the related Schedule 13D) with respect to the Offer and the Purchase Agreement and the transactions contemplated thereby.

THE CURRENT BOARD OF DIRECTORS OF THE COMPANY

     Listed below are the names, present titles, and ages of the current Directors of the Company and the positions held by such persons in the last five years. It is contemplated that the current Directors of the Company, other than Mr. Soule, will resign at the time of completion of the Offer or the purchase of the Sellers Shares, whichever occurs first.

              DIRECTORS WITH TERM EXPIRING AT 1998 ANNUAL MEETING

           NAME                           AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
---------------------------  ---------------------------------------------------------------------------

Craig P. Baker.............  Age 44. Director of the Company since January 1994. Private investor.
Edward Soule...............  See 'The Purchaser's Designees' above.

              DIRECTORS WITH TERM EXPIRING AT 1999 ANNUAL MEETING

           NAME                           AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
---------------------------  ---------------------------------------------------------------------------

Gerard M. Lavin............  Age 54. Director of the Company since March 1995. President, Chief
                             Executive Officer, and a Director, Berger Associates, Inc., a mutual fund management company. Also Chairman of the Board of Managers, BBOI Worldwide
                             LLC (an investment management company), since November 1996; President and a trustee, Berger/BIAM Worldwide Portfolios Trust and Berger/BIAM Worldwide
                             Funds, each since May 1996; President and a trustee, Berger Institutional
                             Products Trust, since October 1995; and Vice President, DST Systems, Inc.
                             (information processing and computer software services and products), since
                             July 1995. Formerly President and Chief Executive Officer, Investors
                             Fiduciary Trust Company (February 1992 to March 1995) and Chief Operating
                             Officer, SUNAMERICA Asset Management Co. (January 1990 to February 1992).

              DIRECTORS WITH TERM EXPIRING AT 2000 ANNUAL MEETING

           NAME                           AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
---------------------------  ---------------------------------------------------------------------------

Geoffrey B. Baker..........  Age 46. Director of the Company since April 1985. Private investor.
William H. Cuddy...........  Age 61. Director of the Company since March 1994. Partner in the law firm of Day, Berry & Howard since 1968. He was Chairman of the Board of
                             Directors of the Company from April 1995 to January 1997.

CERTAIN RELATIONSHIPS

     As discussed under 'Ownership of Securities of the Company by the Management and Certain Beneficial Owners' below, Craig P. Baker, a director of the Company, is a general partner of 1888 and owns one-third of the general partnership interests and a portion of the limited partnership interests of 1888. Mr. Baker originally held approximately 36 percent of the limited partnership interests as indicated in the 1888's original Schedule 13D dated October 5, 1995. Such amount, however, may be reduced as a result of the additional contribution by other limited partners to 1888 indicated in its April 8, 1996 amendment to its Schedule 13D.

     In addition to the Shares that Geoffrey B. Baker, a director of the Company, is shown to beneficially own under 'Ownership of Securities of the Company by the Management and Certain Beneficial Owners' below, he is the sole beneficiary of a trust holding 11,000 Shares of which he is a co-trustee.

     As mentioned above under 'The Current Board of Directors of the Company,' Mr. Lavin, a director of the Company, is an officer of DST.

     Mr. Cuddy serves as legal counsel to 1888.

CERTAIN INFORMATION AS TO COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

     The Executive Committee of the Board of Directors, which has full authority to act in lieu of the Board of Directors between Board meetings, except with respect to such matters as are reserved to the entire Board of Directors by applicable law, held nine meetings during fiscal 1996. The current members of this committee are Craig P. Baker, Gerard M. Lavin, and Edward Soule.

     The Audit Committee of the Board of Directors makes recommendations to the Board of Directors with respect to the selection of auditors and reviews with the auditors their report on the Company's financial statements. This committee met three times during the last fiscal year. The current members of this committee are Geoffrey B. Baker, William H. Cuddy, and Gerard M. Lavin.

     The Compensation/Stock Option Committee administers the Company's option plans as to officers of the Company and, as requested by the Board, considers and makes recommendations to the Board respecting discretionary cash compensation for Executive Officers and certain other employees of the Company. The Compensation/Stock Option Committee met once during the last fiscal year. The current members of this committee are Craig P. Baker, Geoffrey B. Baker, and Gerard M. Lavin.

     The Nominating Committee makes recommendations to the Board of Directors concerning prospective Director-nominees and, on occasion, also may make recommendations to the Board of Directors concerning adjustments to the total number of Board seats. In the course of its deliberations, the Nominating Committee expects from time to time to consider such potential director-candidates as may have been recommended by stockholders for its consideration. A stockholder desiring to recommend a candidate should submit the recommendation in writing to the Secretary of the Company at the Company's principal executive offices. The recommendation should explain the proposing stockholder's reasons for recommending the candidate and be accompanied by the candidate's current resume and a statement, signed by the candidate and recently dated, affirming his or her interest in being considered as a prospective director-nominee and willingness to provide additional information if requested by the Nominating Committee or the Board of Directors. The Nominating Committee did not meet during the last fiscal year. The current members of this committee are Craig P. Baker and William H. Cuddy.

     The Board of Directors has no other standing committees.

     The Board of Directors held five meetings in fiscal 1996. During that year, each incumbent Director attended more than 75% of the total of (a) the number of Board meetings held while he served as a Director and (b) the number of meetings of Board committees on which such Director served that were held during his period of service.

DIRECTORS' COMPENSATION

CURRENT COMPENSATION

     On April 1, 1997 the Executive Committee of the Board of Directors revised the directors compensation as follows.

     Retainer, Fees, and Other Benefits. Directors who are not also employees of the Company or its subsidiaries (other than Mr. Soule) receive an annual retainer of $25,000, fees of $500 for each Board or committee meeting attended in person or by phone, and are reimbursed reasonable traveling expenses. Mr. Soule is paid the same as the other directors who are not employees except that his retainer is $85,000. The Company also permits Directors who are not employees to elect to participate in its health insurance plans on the same terms as are available to its employees generally. The only Directors currently participating in such plans are Geoffrey B. Baker and Edward Soule.

     In addition, the current directors who are not and who have never been employees of the Company continue to be able to participate in the Directors Plan (as defined below). Currently, the eligible

Directors are Craig P. Baker, Geoffrey B. Baker, William H. Cuddy, Gerard M. Lavin, and Edward Soule.

     Acceleration of Soule Options. As discussed below, Mr. Soule was granted on January 24, 1997 options to purchase up to 25,000 Shares. In connection with the Offer, the Board has accelerated the exerciseability of those options.

FISCAL 1996 COMPENSATION

     Retainers, Fees, and Other Benefits. Directors who are not also employees of the Company or its subsidiaries received an annual retainer of $8,000, fees of $1,500 for each meeting of the Board attended in person, $500 for each meeting of the Board attended by phone, $750 for each committee meeting attended, and are reimbursed reasonable travel expenses. In addition, the Chairman of the Board (then, Mr. Soule) and the Chairman of the Audit Committee (then, Mr. Cuddy) are paid additional retainers of $85,000 and $6,000, respectively. The Company also permits Directors who are not employees to elect to participate in its health insurance plans on the same terms and conditions as are available to its employees.

     Stock Options. At their meeting in 1989, the stockholders approved the Company's Directors Stock Option Plan of 1989 (the 'Directors Plan'), which is intended to extend the policy of providing management with an equity interest in the Company to Directors who are not employees and therefore not eligible for stock options under any of the Company's other stock option plans, and to provide an incentive to qualified individuals to serve or continue to serve as Directors. The only Directors eligible to participate in this plan are those who are not and have never been employees of the Company or any of its subsidiaries.

     Under the terms of the Directors Plan, for any year in which the Company meets the performance goals stated in either Column A or Column B below, each eligible Director receives an option to purchase the quotient of the number of shares listed in Column C divided by the number of eligible Directors:

                                       B.
           A.                      INCREASE IN
PRE-TAX PROFIT PERCENTAGE     PROFITS OVER PREVIOUS            C.
  OVER REGIONAL AVERAGE        THREE-YEAR AVERAGE       NUMBER OF SHARES
-------------------------     ---------------------     ----------------

            .25                         5%                    1,000
            .50                        10%                    1,000
            .75                        15%                    2,000
           1.00                        20%                    2,000
           1.25                        25%                    3,000
           1.50                        30%                    3,000
           1.75                        35%                    4,000
           2.00                        40%                    4,000
           2.25                        45%                    5,000
           2.50 or more                50% or more            5,000


For fiscal 1996, no options were granted under this plan.

     The exercise price for any option granted under the Directors Plan during a given year is the market value for the Common Stock on the Chicago Stock Exchange as of the date of the regular December meeting of the Board of Directors (or if there is no such meeting, December 31) of that year. Options granted under the Directors Plan ordinarily may be exercised at any time during the period which begins five years from the date of grant and ends seven years after that date. However, exercisability would be accelerated in the event of a change in control of the Company (as defined in the plan). No option may be exercised after the holder thereof voluntarily resigns from service as a Director, unless such resignation is due to disability or retirement from the Board with the consent of all other Board members or after age 65. Options granted under the Directors Plan are non-transferable, except by will or the laws of descent and distribution in the event of death. No options may be granted under the plan after December 31, 1999.

     On January 24, 1997, in connection with his appointment as a Director and the new Chairman of the Board, a special option grant was made to Mr. Soule by the Board, covering 25,000 shares of Common Stock at a per share exercise price of $8 (the closing bid price on the Chicago Stock Exchange on the day before the grant). The option is nontransferable, normally will not become exercisable until the third anniversary of grant (although the Board will have discretion to accelerate exercisability upon a change in control), and will expire on the fifth anniversary of grant if not sooner exercised. If Mr. Soule were to voluntarily resign from service as a Director while the option remains outstanding, other than due to disability or retirement with the consent of all other Board members, the option no longer would be exercisable.

                               PERFORMANCE GRAPH

     The graph below compares the cumulative total return on the Shares for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Composite Stock Index (the 'S&P 500 Index') and on the Lipper Analytical Brokerage Firm Composite Stock Price Index (the 'Lipper Composite Index') over the same period (assuming an investment of $100 in each on September 30, 1991 and reinvestment of all dividends). The Lipper Composite Index is comprised of 30 publicly held regional and national securities firms, not including the Company.


                                   [GRAPH]

                                                          FISCAL YEAR ENDING SEPTEMBER
                                         --------------------------------------------------------------
                                          1991       1992       1993       1994       1995       1996
                                         -------    -------    -------    -------    -------    -------

First of Michigan.....................   $100.00    $131.49    $126.46    $176.04    $119.61    $104.49
S&P 500 Index.........................   $100.00    $111.04    $125.44    $130.06    $168.70    $202.98
Lipper Composite Index................   $100.00    $113.66    $199.70    $152.91    $239.41    $255.24

                               EXECUTIVE OFFICERS

CURRENT EXECUTIVE OFFICERS

     The current executive officers of the Company (determined in accordance with Item 402 of Regulation S-K) are Messrs. Shobe and Soule. For certain information with respect to such officers, see 'The Purchaser's Designees' and 'The Current Board of Directors of the Company' above, and 'Executive Compensation' below. Each executive officer holds office until his (i) successor shall have been elected or appointed, (ii) death, (iii) resignation, or (iv) removal by the affirmative vote of a majority of the Board of Directors of the Company.

FORMER EXECUTIVE OFFICERS

     During and since the end of the Company's 1996 fiscal year, the executive officers named in the summary compensation table and otherwise discussed below resigned their positions with the Company.

     Resignation of Conrad W. Koski and Severance Dispute. Conrad W. Koski, former President and Chief Executive Officer of the Company, resigned effective May 29, 1997. Mr. Koski is, however, disputing the amount and other terms of his severance. Negotiations are being conducted between the Company and Mr. Koski to resolve this dispute.

     The other individuals who were executive officers of the Company during the Company's 1996 fiscal year and who resigned are discussed under 'Board of Directors Report on Executive Compensation' below.

                             EXECUTIVE COMPENSATION

CONTRACTS WITH CURRENT EXECUTIVE OFFICERS

     The Company entered into the following agreements with the current executive officers of the Company (as determined in accordance with Item 402 of Regulation S-K).

     Soule Bonus Compensation. The Compensation/Stock Option Committee of the Board of Directors has authorized the Company to pay to Edward Soule, Chairman of the Board, a special bonus in the amount of $100,000 to compensate him for extraordinary service rendered to the Company beyond his original commitment and to encourage him to remain as Chairman and to assist the Company in the resolution of its management difficulties through a business combination or acquisition. Such bonus is to be paid to Mr. Soule at such time as the then members of the Compensation/Stock Committee no longer serve in such capacity, but not later than July 31, 1997.

     Shobe Employment Contract. The Company entered into an employment agreement with Mark Shobe dated as of May 13, 1997 (the 'Shobe Agreement') for a two year term commencing May 19, 1997 (the 'Term'). He is to be paid a base salary of $200,000 per year plus certain specified bonuses ranging up to $350,000 if certain performance goals are achieved. The Shobe Agreement also provides that the Board may, in its discretion, award additional bonuses.

     In the event of Mr. Shobe's death or disability (as defined in the Shobe Agreement) during the term of such agreement or his termination by the Company for cause (as defined therein), the Company will not be obligated to make any further payments under the Shobe Agreement. In the event Mr. Shobe terminates such agreement as a result of a material breach by the Company, he will continue to receive his base compensation through the end of the term of the agreement. In the event that Mr. Shobe is terminated by the Company other than for cause (as defined in the Shobe Agreement) or other than as a result of a change in control, he is entitled to receive a payment of $600,000 less the aggregate amount of all payments made to him under the Shobe Agreement.

     If Mr. Shobe is not offered the opportunity to remain with the Company in the same or equivalent position following a Change of Control of the Company (as defined in the Shobe Agreement) during the term, he is entitled to a payment of $400,000 plus medical benefits for the remainder of the term of such agreement.

EXECUTIVE COMPENSATION FOR FISCAL YEAR 1996

     The following disclosures relate to the compensation of the executive officers of the Company through the end of its fiscal year 1996. The Board ceased to issue options under the Company's Employee Stock Option Plan on March 16, 1995.

BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

     General Executive Compensation Policy. For many years, the Company's policy concerning the compensation of Executive Officers has been to structure the compensation components for such executives (principally salary, bonuses, and stock-based awards) such that a substantial portion of an executive's total potential compensation, annually and over the longer term, is dependent upon

Company profits and/or appreciation in the market value of the Common Stock. Allowing for variations made necessary or advisable by arrangements individually negotiated with recently hired executives as they joined the Company or by the unusual turnover of Executive Officers during the course of the year, this same general policy was followed with respect to compensating fiscal 1996 Executive Officers for the year. More particularized information concerning the fiscal 1996 compensation of these executives is provided in the remainder of this report and the committee reports which follow.

     1996 Executives No Longer with the Company. During the course of fiscal 1996 the Company had two Chief Executive Officers: Steve Gasper, Jr., who served as CEO until his resignation in March of 1996, and Kenneth C. Eich, who succeeded Mr. Gasper and served until his resignation after the end of the fiscal year. Former Executive Officer Urban A. MacDonald, who served as head of the Company's Corporate Finance Department for most of the fiscal year, and Charles R. Roberts who served as an Executive Officer for a portion of the year, also resigned their positions with the Company during the course of the year.

     As indicated in the Proxy Statement relating to the Company's 1997 Annual Meeting of Stockholders, the terms of Mr. Gasper's compensation for his fiscal 1996 period of service as CEO were specified in the employment agreement negotiated with him when he first joined the Company. His severance payments for the year also were the result of arms' length negotiation with him, conducted on behalf of the Company by the Chairman of the Board (then, Mr. Cuddy) and approved by the full Board.

     Mr. Eich did not enter into a written employment agreement with the Company when he became CEO and, although it initially was contemplated that such an agreement might be negotiated after his engagement, no such agreement had been finalized by the time of his resignation. For his period of CEO service during fiscal 1996, he therefore continued to be paid salary and provided employee benefits on the terms the Board had approved when he first joined the Company. Those terms also were the result of arms' length negotiation conducted for the Company as described above, as were the terms of the severance arrangements made with him after year end.

     Mr. MacDonald also did not have a written employment agreement with the Company. For fiscal 1996, his compensation package (which also included commissions earned as the Company investment executive, a potential cash bonus based on net profits of the Corporate Finance Department, and certain employee benefits) was continued by the Board on the terms initially negotiated with him by the CEO (then, Mr. Gasper) when Mr. MacDonald first joined the Company in the prior fiscal year.

     Charles R. Roberts, who resigned during the fiscal year was entitled to salary at a specified annual rate through February 1, 1996, under the contract that had been negotiated with him by Mr. Gasper when the executive first joined the Company. His fiscal 1996 compensation consisted entirely of salary at that rate through the date of his resignation in March 1996, together with certain employee benefits consistent with his position.

     Salaries of Other 1996 Executives. Barring special circumstances, such as when the Board or the CEO (acting within Board-approved parameters) has determined that a salary increase is in order in light of expansion of an executive's duties or for competitive reasons (none of which determinations were made for fiscal 1996), the Company's long-standing practice has been to continue the salaries of Executive Officers without change from year to year, except for occasional cost-of-living adjustments.

     For fiscal 1996, a 4% cost-of-living adjustment was made in the salaries of all Executive Officers whose employment with the Company preceded that year, other than those whose salary arrangements were governed by contract. The fiscal 1996 'salary' total shown in the Summary Compensation Table for Mr. Koski is less than in prior years because of the end of interest reimbursements to him under the Loan Guaranty Plan, which also are included as 'salary' in that table.

     Bonuses of Other 1996 Executives. Early in fiscal 1996, the Board determined that 12.75% of Company pre-tax profits for the year (determined on a consolidated basis, before bonuses) would be used as a cash incentive bonus pool. Messrs. Gasper and MacDonald were not eligible to participate in this pool in light of their separate bonus arrangements described above, nor was Mr. Eich. All other fiscal 1996 Executive Officers were eligible, as were other, less senior, management-level employees.

     After fiscal year end, the Executive Committee of the Board was charged with allocating bonuses from the pool among the eligible employees. The basis for that committee's decisions is discussed in the report of that committee below.

     Stock Options. The stock-based component of the Company's compensation structure for Executive Officers traditionally has been implemented through the grant of options to purchase Common Stock under the Company's employee stock option plans. Consistent with the practice in prior years, decisions concerning the grant of options to Executive Officers for fiscal 1996 were made by the Compensation/Stock Option Committee of the Board. The basis for that committee's decisions is discussed in the report of that committee below.

                        FIRST OF MICHIGAN CAPITAL CORPORATION
                                BOARD OF DIRECTORS
                                Craig P. Baker
                                Geoffrey B. Baker
                                William H. Cuddy
                                Conrad W. Koski*
                                Gerard M. Lavin
                                Edward Soule*

     -----------------------------
* Messrs. Koski and Soule did not become Directors until after the close of fiscal 1996 and accordingly did not take part in any of the compensation decisions covered by the above report. As discussed under 'Executive Officers' above, Mr. Koski resigned from the Company.

EXECUTIVE COMMITTEE REPORT

     As indicated in the preceding Board report, the decisions of the Executive Committee relating to fiscal 1996 compensation of Executive Officers concerned allocating the bonus pool for that year among the employees eligible to participate, who included some for the 1996 Executive Officers as well as other employees. With respect to these allocations, the Executive Committee determined to defer to the judgment of Mr. Eich, who then was the Company's CEO. Mr. Eich's allocation recommendations were based in part on the varying levels of responsibility of the eligible employees and in part on his subjective assessment of the quality of performance and value to the Company of each employee, relative to that of the other eligible employees, during the portion of the year in which he had served as CEO.

                                 EXECUTIVE COMMITTEE
                                     Craig P. Baker
                                     Geoffrey B. Baker
                                     William H. Cuddy
                                     Gerard M. Lavin

COMPENSATION/STOCK OPTION COMMITTEE REPORT

     The decisions of the Compensation/Stock Option Committee relating to compensation of Executive Officers were made in its capacity as administrator of the Company's option plan for employees. Although not required to do so under the terms of this plan, which authorizes grants as and when determined to be appropriate by the Committee, in its sole discretion, the Committee normally considers the grant of options to Executive Officers after the close of a fiscal year in light of Company financial performance for the year, and this was the procedure followed for fiscal 1996. In the judgment of the members of the Committee, the Company's performance for the year did not justify any option grants to Executive Officers. Accordingly, no grants were made to any of them for fiscal 1996.

                         COMPENSATION/STOCK OPTION COMMITTEE
                               Geoffrey B. Baker
                               William H. Cuddy
                               Gerard M. Lavin

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As indicated in the Proxy Statement relating to the Company's 1997 Annual Meeting of Stockholders, certain decisions concerning the fiscal 1996 compensation of Executive Officers were made by the Compensation/Stock Option Committee of the Board of Directors; others were made by the Executive Committee of the Board or by the full Board. Messrs. Geoffrey Baker, Cuddy, and Lavin served on the Compensation/Stock Option Committee throughout the last fiscal year. They also served on the Executive Committee during the year, as did Mr. Craig Baker. The only other persons who served on either committee at any time during fiscal 1996 are former Director Joseph M. Mengden, who served on the Compensation/Stock Option Committee until his resignation from the Board in June 1996 and on the Executive Committee until May 1996, and former Director Thomas
A. McDonnell, who also served on the Executive Committee for the same period.

     The only persons other than Messrs. Mengden and McDonnell who served on the Board of Directors at any time during the last fiscal year are the incumbent Directors (other than Messrs. Koski and Soule, who first became Directors during the current fiscal year), Steve Gasper, Jr., who resigned from the Board in March 1996 in connection with his resignation as the Company's CEO, and Kenneth
C. Eich, who replaced Mr. Gasper on the Board in April 1996 and resigned that position in November 1996 in connection with his resignation as CEO. Messrs. Gasper, Eich, and Mengden are the only current or former Directors who took part in any decisions concerning the fiscal 1996 compensation of any Executive Officer and who also have ever been employed by or an officer of the Company or any of its subsidiaries.

     The Company's post-employment compensation arrangements with Mr. Gasper and Mr. Eich are described above under 'Executive Compensation -- Certain Contracts.' Mr. Mengden has an agreement with the Company for the provision of supplemental retirement benefits similar to the agreement with Mr. Koski described in the same section, which was entered into several years ago while Mr. Mengden was still an employee of the Company. Benefits became payable to Mr. Mengden under his agreement in April 1992, at the rate of $49,500 per year for 10 years.

SUMMARY COMPENSATION INFORMATION

     The table which follows sets forth summary information for the Company's 1996 fiscal year and, as applicable, the preceding two fiscal years with respect to the compensation of Kenneth C. Eich and of Steve Gasper, Jr., each of whom served as the Company's Chief Executive Officer during a portion of fiscal 1996, and of each other current or former Executive Officer of the Company (including the Company's current CEO) who served as an Executive Officer during fiscal 1996 and whose total salary and bonus compensation for such fiscal year exceeded $100,000 ('named executives').

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG TERM
                                                                                                       COMPENSATION
                                                                                                          AWARDS
                                                          ANNUAL COMPENSATION(1)               ----------------------------
                                               --------------------------------------------     SECURITIES
                                                                               OTHER ANNUAL     UNDERLYING      ALL OTHER
                  NAME AND                              SALARY      BONUS      COMPENSATION    OPTIONS/SARS    COMPENSATION
            PRINCIPAL POSITION(S)              YEAR     ($)(1)      ($)(2)        ($)(3)          (#)(4)           $(5)
---------------------------------------------  ----    --------    --------    ------------    ------------    ------------

Conrad W. Koski .............................  1996    $ 87,496    $ 25,000           -0-             -0-         $4,500
  President and Chief Executive Officer from   1995      88,731      20,000           -0-             -0-          1,364
  November 18, 1996 through May 1997; during   1994      88,703      98,980           -0-             -0-          2,989
  fiscal years reported, Executive
  Vice-President and Treasurer
Charles R. Roberts(6) .......................  1996    $ 95,000    $ 50,000           -0-             -0-         $4,500
  Senior Vice-President (since July 26, 1994)  1995      95,000     180,000           -0-           8,000            811
                                               1994         N/A         N/A           N/A             N/A            N/A
Kenneth C. Eich .............................  1996    $ 56,090         -0-           -0-             -0-         $  -0-
  Former President and Chief Executive         1995         N/A         N/A           N/A             N/A            N/A
  Officer (March 19, 1996 through November     1994         N/A         N/A           N/A             N/A            N/A
  15, 1996)
Steve Gasper, Jr. ...........................  1996    $100,000    $500,000           -0-             -0-         $4,500
  Former President and Chief Executive         1995     100,000     500,000           -0-             -0-            735
  Officer (April 4, 1994 through March 18,     1994      50,000     236,667      $178,818         120,000            -0-
  1996)
Urban A. MacDonald(6) .......................  1996     105,462    $143,951           -0-             -0-         $  -0-
  Former Senior Vice-President (October 17,    1995     120,000     180,930           -0-           8,000            -0-
  1994 through August 16, 1996)                1994         N/A         N/A           N/A             N/A            N/A

------------

(1) This compensation was received primarily in their capacities with the Company. In addition to salary paid in respect of services performed during the pertinent fiscal year, amounts reported in this column include, where applicable, salary payable for such year but deferred under the Company's former Deferred Compensation Plan (which was discontinued on February 29,
    1996) and salary so payable but contributed on behalf of the named executive to the Company's Capital Accumulation Plan, a so-called '401(k) plan.' For Mr. Koski, the amounts reported also include for each fiscal year an amount equal to the interest paid by him for such year on a then-outstanding loan to purchase Common Stock, pursuant to the terms of the Company's former Loan Guaranty Plan.

(2) This compensation was received primarily in their capacities with the Company. In addition to bonuses paid in respect of the pertinent fiscal year, the amounts reported in this column include, where applicable, bonuses payable for such year but deferred under the Deferred Compensation Plan or contributed to the Capital Accumulation Plan. For Mr. MacDonald, the amounts reported consist of a share of the net profits of the Company's Corporate Finance Department that were payable to him as head of that department and investment executive commissions.

(3) The fiscal 1994 amount reported in this column for Mr. Gasper includes relocation expense reimbursements and an adjustment for the tax effect of such reimbursements aggregating to $154,026. In accordance with Commission rules, the other amounts shown in this column do not include any perquisites or other personal benefits provided to named executives, which in each case and for each fiscal year did not exceed the lesser of (a) $50,000 and (b) 10% of the aggregate salary and bonus reported for the named executive.

(4) All shares reported in this column relate to option grants. The Company has never maintained any plans for the grant of so-called 'freestanding' stock appreciation rights ('SARs').

(5) Fiscal 1996 amounts reported in this column consist entirely of Company 'matching' contributions allocated for the pertinent year to the accounts of then-eligible named executives under the Capital Accumulation Plan. Fiscal 1994 and 1995 amounts also include contributions allocated to the accounts of then-eligible named executives under the Company's former Profit Sharing Retirement Plan, and fiscal 1994 amounts also include contributions allocated to the accounts of then-eligible named executives under the Company's former Employee Stock Ownership Plan, both so-called 'defined contribution' plans that have been discontinued.

(6) Beginning date shown is date of engagement as an officer of the Company. Messrs. MacDonald and Roberts were first appointed Executive Officers in December 1994. As permitted by rules of the Commission, fiscal 1994 compensation information is not presented for Mr. Roberts since he did not serve as an Executive Officer during that year.

STOCK OPTIONS

     During fiscal 1996, no options were granted to any of the named executives and no previously granted options were exercised by any of them. The following table provides information concerning unexercised options held by the named executives at fiscal year-end.

                       FISCAL YEAR-END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                       OPTIONS/SARS AT FISCAL        OPTIONS/SARS AT FISCAL
                                                             YEAR END(#)                 YEAR-END($)(1)
                                                      -------------------------    --------------------------
                       NAME                           EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
---------------------------------------------------   -------------------------    --------------------------

Conrad W. Koski....................................           10,725/0                     $5,315/$0
Kenneth C. Eich....................................              0/0                         $0/$0
Steve Gasper, Jr...................................              0/0                         $0/$0
Charles R. Roberts.................................            8,000/0                       $0/$0
Urban A. MacDonald.................................              0/0                         $0/$0

------------

(1) For purposes of this column, 'value' is determined by subtracting the aggregate exercise price for the optioned shares from the product of that number of shares and the closing price for the Common Stock on the Chicago Stock Exchange as of fiscal year-end.

                   AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS

CERTAIN CONTRACTS WITH EXECUTIVES NO LONGER WITH THE COMPANY.

     As mentioned above under 'Executive Compensation' certain of the executives whose contracts are summarized below are no longer with the Company.

     Koski Employment Contract. In connection with his promotion to CEO of the Company, Conrad W. Koski has entered into a new employment agreement with the Company. The agreement provides for payment to Mr. Koski of salary at the annual rate of $96,919 and of a cash bonus equal to 10% of the Company's consolidated net income (as determined according to generally accepted accounting principles) for the period of the agreement or, if greater, $200,000. The bonus is payable quarterly within 30 days after release of the Company's quarterly earnings report for a pertinent quarter and is to be prorated for the first quarter of fiscal years 1997 and 1998 to take into account the portions of those quarters not within the agreement period. The agreement also entitles Mr. Koski to certain perquisites and to participate in Company employee benefit plans while he continues as an employee, and it imposes certain non-compete obligations upon him for a period of one year after termination of his employment.

     The agreement has a one-year term, commencing as of November 18, 1996, but would automatically terminate earlier if Mr. Koski should die or become 'disabled' (as that term is used in the agreement) and may be terminated earlier under certain other circumstances. If Mr. Koski's employment is terminated by the Company 'for cause' (as defined in the agreement) during its one-year term, he would be entitled only to payment of any unpaid amounts of salary then accrued for his services prior to termination, but if termination during that period is due to his death or disability, by Mr. Koski for 'good reason' (as therein defined), or by the Company other than for cause, he (or his estate) would be entitled to receive the remainder of the salary and the $200,000 guaranteed portion of the bonus that would have been payable under the agreement had he remained employed through the end of its term. The agreement also provides that if Mr. Koski's employment is terminated by the Company other than for cause before the end of the agreement's term, he will be entitled during the 30-day period following his termination to require the Company to purchase all shares of Common Stock then owned by him, at a price equal to the closing bid price for such shares on the public market as of his termination date.

     Koski Retirement Agreement, Former Guaranteed Loan. The Company also has a supplemental retirement benefit agreement with Mr. Koski, which was entered into several years ago and continues to be in effect. Under this agreement, following his retirement from the Company's employ or termination of his employment under certain circumstances in the event of a change in control of the Company, but in any event not before age 65, cash payments equal to 25% of his average compensation in the fiscal years 1987 through 1991 are payable to Mr. Koski for each year until age 75 and to designated beneficiaries in the event of his death before age 75. Should he die before retirement, an amount equal to such annual benefit is payable to his designated beneficiaries in the year following death and 50% of such amount is payable in each year thereafter until Mr. Koski would have reached age 65 or for nine years, whichever is later.

     For a portion of fiscal 1996, there also was outstanding a Company guaranty of a third-party loan that was made to Mr. Koski in fiscal 1987 for the purpose of purchasing Common Stock. This guaranty was extended pursuant to the provisions of a former Company plan designated as the Key Employee Stock Purchase Loan Guaranty Plan (the 'Loan Guaranty Plan'), which was approved by the Company's stockholders at its 1986 annual meeting. By the beginning of fiscal 1996, the aggregate principal amount of the guaranteed loan had decreased to $60,000; it was repaid in full early that year. Under the terms of the Loan Guaranty Plan, while the loan was outstanding the Company was obligated to pay Mr. Koski additional compensation equal to the amount of interest on the loan paid by him. The additional compensation so paid for the fiscal years covered by the Summary Compensation Table above is included there under 'Salary.'

     Roberts Employment Agreement. In connection with his engagement by the Company in July of 1994, Charles R. Roberts entered into an employment agreement providing for salary at the annual rate of $95,000, a minimum cash bonus at the annual rate of $180,000 through the end of fiscal 1995, and a potential future grant of options to purchase 8,000 shares of Common Stock, which occurred during fiscal 1995. Currently, only the salary payment continues to be covered by the agreement. Under the agreement, Mr. Roberts may be terminated by the Company at will, but if he is terminated other than for 'cause' (as therein defined) prior to the end of fiscal 1997 he will be entitled to receive his salary through the end of that period. The agreement also entitles Mr. Roberts to receive certain fringe benefits and to participate in employee benefit plans and in any bonus pool for executives at his level, and it imposes certain indemnification obligations upon him.

     In connection with Mr. Robert's employment, the Company also made him a $25,000 cash advance, $5,000 of which was forgiven on each of the first and second anniversaries of his employment by the Company and the remainder of which is to be forgiven in $5,000 increments on the third through fifth anniversaries of his employment provided he is then still employed by the Company.

     Eich Severance Arrangements. In connection with his resignation from his former positions with the Company, Kenneth C. Eich entered into a severance agreement with the Company. Under this agreement, in lieu of all other compensation and benefits otherwise payable or required to be provided to him, Mr. Eich received a $100,000 cash payment in November 1996 and is entitled through March 1997 to continue participation in the Company's medical and health insurance plan on the same basis as immediately prior to his resignation.

     Gasper Severance Arrangements. In connection with his former engagement as President and CEO in March of 1994, Steve Gasper, Jr. entered into an employment agreement with the Company. In connection with his March 1996 resignation from his positions with the Company, that employment agreement was modified into a severance agreement. As so modified, the agreement provides that through March 17, 1997, he will continue to be paid cash compensation at the annual salary and quarterly bonus rates that applied to him in fiscal 1995 and to continuation of some of the fringe benefits provided to him while he was CEO. Until March 18, 1998, Mr. Gasper is prohibited under this agreement from making any attempt to induce or encourage any employee of the Company or any affiliate to leave for employment with a competitor. The agreement also imposes confidentiality obligations upon Mr. Gasper, which continue indefinitely.

            OWNERSHIP OF THE SECURITIES OF THE COMPANY BY MANAGEMENT
                      AND CERTAIN OTHER BENEFICIAL OWNERS

     Set forth below is certain information as of June 16, 1997 (except as otherwise indicated) with respect to: (i) the persons or groups which are known to the Company to beneficially own more than five percent of the outstanding Shares; and (ii) the beneficial ownership of the Shares by each of the Company's Directors, by certain current executive officers, and by all of the Company's Directors and executive officers as a group. The holders have sole voting and dispositive power unless otherwise noted.

                                                                                 NUMBER OF
                                     NAME                                        SHARES(1)     PERCENT(1)
------------------------------------------------------------------------------   ---------     ----------

Certain Beneficial Owners
DST Systems, Inc. ............................................................    640,422(2)       25.7%
1888 Limited Partnership......................................................    777,929(3)       31.2%
Hal H. Smith, III.............................................................    173,356(4)        6.9%
Directors and Certain Executive Officers
Geoffrey B. Baker(5)..........................................................     79,632(5)        3.2%
Craig P. Baker(5).............................................................    799,809(6)       32.0%
William H. Cuddy..............................................................      1,000         *
Gerald M. Lavin...............................................................     25,000           1.0%
Mark W. Shobe.................................................................          0           N/A
Edward Soule..................................................................     25,000(7)        1.0%
All current Directors and Executive Officers (8 Persons)......................    911,340(8)       36.1%

------------

*  Less than one percent

(1) The number of Shares is determined in accordance with Rule 13d-3 under the Exchange Act, which results in the inclusion of shares that may be acquired upon the exercise of options or other convertible securities that are exercisable at the record date or will become exercisable within 60 days of such date (the 'Additional Shares'). Percentage ownership is based on the number of shares outstanding as of the record date plus the Additional Shares. The holders may disclaim beneficial ownership of shares included under certain circumstances.

(2) Based upon a Schedule 13D as amended through June 25, 1997, filed with the Securities and Exchange Commission (the 'Commission') by DST Systems, Inc. ('DST'). DST's address is 333 West 11th Street, Kansas City, Missouri 64105.

(3) Based upon a Schedule 13D as amended through April 8, 1996 filed with the Commission by 1888 Limited Partnership (the 'Partnership') and in Schedule 13D amendments filed October 10, 1995 by Louis C. Baker, who is the father of Directors Craig P. and Geoffrey B. Baker, and by Mr. Louis Baker's brother, Paxton Mendelssohn II. Such filings report that Messrs. Craig and Louis Baker and Mr. Mendelssohn constitute the sole general partners of the Partnership, each having a one-third general partnership interest as well as limited partnership interests, and that action by the Partnership requires the approval of the general partners holding at least two-thirds in interest of the general partners. In light of that approval requirement, each general partner has disclaimed beneficial ownership of any shares of Common Stock held by the Partnership, and the Partnership has reported having sole voting and dispositive power over such shares. The shares reported for the Partnership do not include 100 shares held by Mr. Craig Baker individually, 21,780 shares held by a trust of which Messrs. Craig and Louis Baker and one other person are co-trustees, 21,780 shares held by a trust of which Messrs. Geoffrey and Louis Baker and another person are co-trustees, and 21,780 shares held by a trust of which Mr. Mendelssohn and two other persons are co-trustees. The address of the partnership is c/o Day, Berry & Howard, One Canterbury Green, Stamford, Connecticut 06091.

(4) Based upon disclosures contained in a Form 5 dated November 14, 1994 filed with the Commission by Mr. Smith. His address is One Griswold Street, Detroit, Michigan 48226.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(5) Messrs. Geoffrey and Craig Baker are brothers. Shares reported for each include 21,780 shares as to which voting and investment power is shared as a co-trustee. The amount includes 2,200 Shares which may be acquired through the exercise of options.

(6) Includes 777,929 shares owned by 1888 Limited Partnership of which Mr. Craig Baker is a general and limited partner. Mr. Baker disclaims beneficial ownership of these shares. See also note (5) above.

(7) All shares may be acquired through the exercise of options.

(8) Includes 27,310 shares which may be acquired through the exercise of options.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Executive Officers and Directors of the Company and beneficial owners of more than 10 percent of its outstanding Shares are required to file initial statements of their beneficial ownership and reports of changes in such ownership of the Shares pursuant to Section 16(a) of the Exchange Act. The Company has reviewed such reports as it has received from persons known to it to be (or during fiscal 1996 to have been) subject to such requirements and has obtained written representations of certain such persons to the effect that other reports are not required. Based solely on such review and certain written representations, the Company believes that all Section 16(a) reports for fiscal 1996 were timely filed.

                                 OTHER MATTERS

     Except for the Offer made pursuant to the Tender Offer Agreement and the agreement by the Sellers to sell the Sellers' Shares pursuant to Purchase Agreement, the Memorandum, and certain agreements in respect thereof, each described in the Schedule 14D-1, the Company is not aware of any other arrangements, the operation of which may result in a change in control of the Company. None of the Officers, Directors or Purchaser Designees are related except for Messrs. Craig P. and Geoffrey B. Baker, who are brothers.

                                                                         ANNEX B

 311 SOUTH WACKER DRIVE, SUITE 4200  CHICAGO, ILLINOIS 60606  312-697-4600  FAX
                                  312-697-0112
DUFF&PHELPS

June 24, 1997
Board of Directors
FIRST OF MICHIGAN CAPITAL CORPORATION
Suite 2600
100 Renaissance Center
Detroit, MI 48243

To the Board of Directors:

     Duff & Phelps, LLC ('Duff & Phelps') has been engaged as independent financial advisor to the Board of Directors of First of Michigan Capital Corporation (the 'Company'), in connection with the acquisition of the Company by Fahnestock Viner Holdings, Inc. (the 'Proposed Transaction'). Under the terms of the Proposed Transaction, shareholders of the Company will receive cash of $15.00 per share, or approximately $37.5 million in aggregate. Specifically, Duff & Phelps has been asked to determine whether the Proposed Transaction is fair from a financial point of view to the shareholders of the Company. Duff & Phelps has previously provided financial advisory services to the Board of Directors of the Company.

SCOPE OF ANALYSIS

     We reviewed, among other items, the following Company information obtained publicly or provided to us by Company management in connection with the Proposed
Transaction: (i) Securities and Exchange Commission ('SEC') 10-K filings for the fiscal years ended September 30, 1991 to 1996; (ii) SEC 10-Q filings for the periods ended March 31, 1996 and 1997; and (iii) the Offer to Purchase dated June 18, 1997.

     We reviewed industry and financial information, which included, among other items, financial and stock market data relating to publicly held companies which we deemed relevant and sales transactions for broker/dealer companies. All industry information and data on public companies deemed comparable to the Company, in whole or in part, and used in our analysis were obtained from regularly published industry and investment sources. In addition, we held discussions with senior management of the Company regarding past, current, and projected operations and regarding discussions and contacts with other potential acquirers. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent appraisals of the assets or liabilities of the Company.

     In performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including Company management, and did not attempt to independently verify any such information. We note that nothing has come to our attention in the course of our analysis to make us believe that it is not reasonable to rely on the information described above, including the projections and reports of the management of the Company. Our opinion further assumes that information supplied and representations made by the Company's management are substantially accurate regarding the Company and the background and terms of the Proposed Transaction.

                                      B-1

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
     Duff & Phelps has prepared its Opinion effective as of June 24, 1997. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date.

     It is understood that this letter is only for the information of the Company and its shareholders. Except as required under the disclosure requirements of the securities laws and applicable law or legal process, without our prior consent, this letter may not be quoted or referred to, in whole or in part, in any written document or used for any other purpose.

CONCLUSION

     Based on the discussion contained above and assuming the accuracy and completeness of information provided to us, it is our opinion as of the date hereof that the terms and conditions of the Proposed Transaction are fair and reasonable to the shareholders of the Company from a financial point of view.

                                          Respectfully Submitted,

                                          Duff & Phelps, LLC
                                          Duff & Phelps, LLC

                                      B-2

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
                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT                                         PAGE
-----------  -------------------------------------------------------------------------------------------------   ----

(a)(1)       -- Offer to Purchase, dated June 18, 1997........................................................
(a)(2)       -- Supplement relating to Offer to Purchase, dated July 1, 1997..................................
(a)(3)       -- Letter of Transmittal.........................................................................
(a)(4)       -- Letter of the Board of Directors to the Stockholders, dated July 1, 1997......................
(a)(5)       -- Press release issued by Holdings and the Company on June 12, 1997.............................
(a)(6)       -- Press release issued by Holdings and the Company on June 18, 1997.............................
(a)(7)       -- Press release issued by Holdings and the Company on July 1, 1997..............................
(b)(1)       -- Fairness Opinion of Duff & Phelps, LLC dated June 24, 1997....................................
(b)(2)       -- Engagement Letter dated June 13, 1997, between the Company and Duff & Phelps, LLC.............
(b)(3)       -- Indemnification Agreement dated June 13, 1997, between the Company and Duff & Phelps LLC......
(c)(1)       -- Securities Purchase Agreement dated June 11, 1997, between 1888 Limited Partnership ('1888'),
               DST Systems Inc. ('DST' and together with 1888, the 'Sellers') and Purchaser...................
(c)(2)       -- Sellers Escrow Agreement dated June 11, 1997, among the Sellers, The Bank of New York, as escrow agent (the 'Escrow Agent'), and Purchaser...............................................
(c)(3)(i)    -- Tender Offer Agreement dated June 11, 1997 (the 'Tender Offer Agreement'), among the Sellers, the Company and the Purchaser..................................................................
(c)(3)(ii)   -- Letter agreement dated June 17, 1997, among the Sellers, the Company and Purchaser (amending the Tender Offer Agreement)....................................................................
(c)(4)       -- Tender Escrow Agreement dated June 11, 1997, between the Company, the Escrow Agent and the
               Purchaser......................................................................................
(c)(5)       -- Confidential Disclosure and Standstill Agreement dated June 6, 1997, between the Company and
               Purchaser......................................................................................
(c)(6)       -- Memorandum of Understanding dated June 11, 1997...............................................
(c)(7)       -- Consent of Duff & Phelps, LLC.................................................................
(c)(8)       -- Letter, dated June 25, 1997, to the Company and Sellers designating individuals to be elected to the Board of Directors of the Company.......................................................
(c)(9)       -- Consent of Albert G. Lowenthal, dated June 30, 1997...........................................
(c)(10)      -- Consent of A. Winn Oughtred, dated June 30, 1997..............................................
(c)(11)      -- Consent of Elaine K. Roberts, dated June 30, 1997.............................................
(c)(12)      -- Consent of Mark W. Shobe, dated June 30, 1997.................................................
(c)(13)      -- Consent of Edward Soule, dated June 30, 1997..................................................

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